Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Globis Acquisition Corp. on Amendment No. 1 to Form S-1, File No. 333-250939, of our report dated October 1, 2020, except for Note 8 as to which the date is December 7, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Globis Acquisition Corp. as of September 1, 2020 and for the period from August 21, 2020 (inception) through September 1, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp
Marcum llp
New York, NY
December 7, 2020